ContenetOro, Inc.
Income Statements
(Unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues	$ 132,431	$ 590
Cost of sales	45,966	100
Gross profit	86,465	490
Expenses		
Advertising and Marketing	88,862	23,314
Bank Charges	660	138
Cloud Storage	4,149	
Content Acquisition	70,547	32,633
Couriers	821	
Dues, Subscriptions, Licenses	5,235	1,584
Insurance - General Liab, D&O, etc.	5,627	421
Insurance - W. Comp	531	294
Office Expenses	1,063	5,771
Payroll Expenses	319,805	215,233
Payroll Processing	2,158	1,009
Product Development	427	6,678
Professional Fees - Accounting	62,171	3,904
Professional Fees - Consulting		27,500
Professional Fees - Legal	50,029	40,323
Rent or Lease	11,733	5,177
Repair & Maintenance		237
Software licenses	5,420	
State Taxes	546	
Subcontractors	32,350	25,950
Travel and Meeting	32,347	3,547
Utilities	3,188	155
Web Development	5,062	7,305
Total operating expenses	702,731	401,173
Operating loss	(616,266)	(400,683)
Other expenses		
Depreciation	276	-
Interest	24,660	-
Total other expenses	24,936	-
Net income (loss)	$ (641,202)	$ (400,683)